FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File Number: 000-51116

Hurray! Holding Co., Ltd.

15/F, Tower B, Gateway Plaza

No. 18 Xia Guang Li North Road

East Third Ring, Chaoyang District

Beijing 100027, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N.A.

The index of exhibits may be found at Page 2

HURRAY! HOLDING CO., LTD.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the Second Quarter of 2006 dated August 17, 2006	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.

By:	/s/ Jesse Liu
Name:	Jesse Liu
Title:	Chief Financial Officer

Date: August 23, 2006

Exhibit 99.1

Hurray! Reports Second Quarter 2006 Unaudited Financial Results

BEIJING, August 17, 2006 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY - News), a leader in wireless music distribution and other wireless value-added services, artist development and music production, and wireless value-added services management software in China, today announced its unaudited financial results for the second quarter ended June 30, 2006.

FINANCIAL HIGHLIGHTS:

•	Record total revenues: $18.3 million, growth of 10.2% quarter-over-quarter and 22.1% year-over-year, exceeding previously reaffirmed guidance of $16.5m to $17.5m

•	Record wireless value-added services revenues: $16.6 million, growth of 14.5% quarter-over-quarter and growth of 23.7% year-over-year

•	Software and system integration services revenues: $0.4 million, decline of 43.0% quarter-over-quarter and 77.1% year-over-year

•	Recorded music revenues, which are from the Company’s new music development, production and distribution business: $1.4 million

•	Net income: $1.7 million, growth of 84.9% quarter-over-quarter and decline of 66.0% year-over-year

•	Adjusted EBITDA (a non-GAAP measure which is defined as earnings before interest, tax, depreciation, amortization and stock-based compensation): $2.2 million, growth of 39.5% quarter-over-quarter and decline of 58.3% year-over-year

•	Diluted earnings per ADS: $0.08

Commenting on the second quarter 2006 results, QD Wang, Chairman and CEO of Hurray! stated: “We are very pleased to report record revenues which exceeded our previous estimate. Our renewed revenue and profit growth from previous quarter is a strong demonstration of our ability to execute in a challenging operating environment. We are confident that we will be able to limit the negative impact of new operator policies in the third quarter and resume revenue and profit growth in the near future.”

BUSINESS RESULTS

Total revenues for the second quarter ended June 30, 2006 were $18.3 million, representing 10.2% increase over $16.6 million for the preceding quarter, and a 22.1% increase from $15.0 million for the second quarter in 2005.

Total wireless value-added services revenues were $16.6 million for the second quarter of 2006, a growth of 14.5% as compared with $14.5 million in the previous quarter and growth of 23.7% as compared with $13.4 million in the second quarter of 2005.

2.5G services revenues were $8.1 million for the second quarter of 2006, representing growth of 2.8% as compared with $7.9 million for the previous quarter and a decrease of 7.3% as compared with $8.8 million for the second quarter of 2005.

Of 2.5G services revenues, WAP revenues were $5.5 million, a decline of 1.7% as compared with $5.6 million in the previous quarter and a decline of 36.0% as compared with $8.7 million in the second quarter 2005. WAP revenues from China Unicom were $2.8 million for the quarter, as compared to $3.5 million in the previous quarter and $6.6 million in the second quarter of 2005. WAP revenues from China Mobile were $2.7 million for the quarter, as compared to $2.1 million in the previous quarter and $2.1 million in the second quarter of 2005.

MMS, which was fully commercially launched in the second quarter of 2005, recorded revenues of $1.3 million for the second quarter 2006, a decline of 9.5% as compared with $1.4 million in the previous quarter.

Java(TM) revenues were $1.3 million for the second quarter 2006, representing growth of 37.5% as compared with $0.9 million in the previous quarter. We acquired Shanghai Magma at the beginning of the year and have consolidated its operations since the first quarter 2006.

2G services revenues were $8.4 million for the second quarter of 2006, representing growth of 28.8% as compared to $6.5 million for the previous quarter and an increase of 83.2% as compared to $4.6 million for the second quarter of 2005.

Of 2G services revenues, SMS revenues were $3.8 million for the second quarter of 2006, representing an increase of 25.3% as compared with $3.1 million in the previous quarter and an increase of 79.0% as compared with $2.1 million in the second quarter of 2005.

IVR revenues increased 0.5% to $2.9 million for the second quarter of 2006, as compared with $2.9 million for the previous quarter and an increase of 22.5% as compared with $2.4 million for the second quarter of 2005.

RBT, which was launched at the end of the second quarter 2005, recorded revenues of $0.9 million for the second quarter 2006, representing growth of 73.6% as compared with $0.5 million in the previous quarter.

Software and system integration services revenues were $0.4 million for the second quarter of 2006, representing a decrease of 43.1% as compared with $0.6 million for the previous quarter and a decrease of 77.1% as compared with $1.6 million for the second quarter of 2005. The quarterly decline of software revenue is a result of continued delays by the mobile operators in expanding or building out their 2.5G and 3G data infrastructure pending the issuance of 3G licenses. Software and system integration services revenues from time to time include revenue from third-party hardware sold on a no-margin, pass-through basis.

Recorded music revenues, which represent revenues of our controlled music companies Hurray! Freeland Music and Huayi Brothers Music, were $1.4 million, a decrease of 9.0% as compared with $1.5 million in previous quarter. The decline of recorded music revenues in the second quarter is due to normal seasonality of the business as our two music label companies prepare for major new releases in the second half of 2006.

Total gross margin was 37.0% for the second quarter of 2006 as compared with 35.5% for the previous quarter and 59.2% for the second quarter of 2005.

Gross margin for wireless value-added services was 36.0% for the second quarter of 2006, as compared with 34.6% in the previous quarter and 56.9% for the second quarter of 2005.

Gross margin for 2.5G services was 50.4% for the second quarter of 2006, as compared to 44.2% for the previous quarter and 59.1% for the second quarter of 2005. The improvement in 2.5G gross margin resulted from reduced costs of 2.5G services from the previous quarter which included a $0.4 million penalty imposed by China Unicom and a $0.7 million contribution to a joint marketing fund established by China Unicom.

Gross margin for 2G services was 22.1% for the second quarter of 2006, as compared to 23.0% for the previous quarter and 52.7% for the second quarter of 2005.

Software and system integration services gross margin was 48.9% for the second quarter of 2006, as compared to 25.1% for the previous quarter and 77.9% for the second quarter of 2005. The increase in gross margin as compared to previous quarter was due to higher software revenues and lower revenues from third-party hardware sold on a no-margin basis.

Recorded music gross margin was 45.7% for the second quarter of 2006 as compared to 48.6% in the previous quarter, reflecting seasonal fluctuation of revenues and resulting margins.

Total gross profit was $6.8 million for the second quarter of 2006, representing a growth of 14.8% as compared with $5.9 million for the previous quarter and a decline of 23.6% as compared with $8.9 million for the second quarter of 2005.

Total operating expenses were $5.5 million for the second quarter of 2006, representing an increase of 4.4% as compared to $5.3 million for the previous quarter and an increase of 26.2% as compared to $4.4 million for the second quarter of 2005. The increase in operating expenses in the quarter is mostly due to employee severance expenses associated with our previously announced cost cutting program.

Interest income for the second quarter of 2006 was $0.7 million as compared to $0.6 million in the previous quarter. Income tax was $0.2 million for the second quarter of 2006 as compared to $0.3 million in the previous quarter.

Net income was $1.7 million for the second quarter of 2006, representing an increase of 84.9% as compared to $0.9 million for the previous quarter, and a decrease of 66.0% as compared to $5.0 million for the second quarter of 2005. Net margin was 9.3% for the second quarter of 2006 as compared to 5.5% for the previous quarter and 33.4% for the second quarter of 2005.

Adjusted earnings before interest, tax, depreciation, amortization and stock-based compensation (adjusted EBITDA), was $2.2 million for the quarter, a growth of 39.5% as compared with $1.6 million in the previous quarter and a decline of 58.3% as compared with 5.4 million in the second quarter of 2005. Reconciliations of net income under U.S. generally accepted accounting principles (GAAP) and adjusted EBITDA are included at the end of this release.

Fully diluted earnings per ADS were $0.08 based on a weighted average of 22.5 million diluted ADSs for the second quarter of 2006. This figure compares to $0.04 based on a weighted average of 22.5 million diluted ADSs for the previous quarter and $0.22 based on a weighted average of 22.3 million diluted ADSs for the second quarter of 2005.

As of June 30, 2006, the company had outstanding 21.5 million basic ADSs and 21.8 million fully diluted ADSs, excluding share options granted above the average market value of Hurray! stock for the quarter as their effect would have been anti-dilutive.

As of June 30, 2006, the company had $71.5 million in cash and cash equivalents.

In the second quarter of 2006, the company made further progress in the following key areas of our wireless value added services:

•	Wireless value-added services revenues generated from the China Mobile, China Telecom and China Netcom grew 26.0% quarter-over-quarter and 157.1% year-over-year to $11.1 million, representing 67.3% of total wireless value-added services revenues, an increase from 61.1% in the previous quarter and 32.4% in the second quarter of 2005.

•	Wireless value-added services revenues generated from SMS, IVR, RBT, MMS, and Java™ platforms grew 24.6% quarter-over-quarter and 133.2% year-over-year to $11.0 million, Representing 66.6% of total wireless value-added services revenues, an increase from 61.2% in the previous quarter and 35.3% in the second quarter of 2005.

•	Wireless value-added services revenues generated from operator-independent marketing, promotion and distribution such as Internet marketing alliances, direct media advertising and handset vendor partnerships reached approximately 27.7%, or $4.2 million, of total wireless value-added services revenues for the quarter, as compared with 29.0% in the previous quarter and approximately 5.0% in the second quarter of 2005.

The following tables compare key operating data for the company’s wireless value added services business for the second quarter 2006 and second quarter 2005:

Second quarter 2006 Revenue Breakdown by Operator and by Service Platform:

Unit: $ million	China Mobile	China Unicom	China Telecom	China Netcom	Total
SMS	$3.0	$1.6	$—	$—	$4.6
IVR	1.4	0.7	0.7	0.2	3.0
RBT	0.6	0.3	—	—	0.9

2G Revenues	5.0	2.6	0.7	0.2	8.5

WAP	2.7	2.8	—	—	5.5
MMS	1.2	0.1	—	—	1.3
Java	1.3	—	—	—	1.3

2.5G revenues	5.2	2.9	—	—	8.1

Total	$10.2	$5.5	$0.7	$0.2	$16.6

Second quarter 2005 Revenue Breakdown by Operator and by Service Platform:

Unit: $ million	China Mobile	China Unicom	China Telecom	China Netcom	Total
SMS	$0.3	$1.8	$—	$—	2.1
IVR	1.8	0.6	—	—	2.4
RBT	—	0.1	—	—	0.1

2G Revenues	2.1	2.5	—	—	4.6

WAP	2.1	6.5	—	—	8.6
MMS	0.1	—	—	—	0.1
Java	—	—	—	—	—

2.5G revenues	2.2	6.5	—	—	8.7

Total	$4.3	$9.0	$—	$—	13.3

Second quarter 2006 Revenue Contribution % by Operator and by Service Platform:

	China Mobile	China Unicom	China Telecom	China Netcom	Total
SMS	64.7%	34.6%	0.7%	—%	100.0%
IVR	47.3	23.0	24.4	5.3	100.0
RBT	65.8	32.1	—	2.1	100.0
2G Revenues	58.7	30.3	8.9	2.1	100.0
WAP	49.3	50.7	—	—	100.0
MMS	94.5	5.5	—	—	100.0
Java	100.0	—	—	—	100.0
2.5G revenues	64.3	35.7	—	—	100.0

Total	61.5%	32.9%	4.6%	1.1%	100.0%

Second quarter 2005 Revenue Contribution % by Operator and by Service Platform:

	China Mobile	China Unicom	China Telecom	China Netcom	Total
SMS	14.5%	85.5%	—%	—%	100.0%
IVR	73.1	26.9	—	—	100.0
RBT	—	100.0	—	—	100.0
2G Revenues	45.0	55.0	—	—	100.0
WAP	24.6	75.4	—	—	100.0
MMS	100.0	—	—	—	100.0
Java	94.8	5.2	—	—	100.0
2.5G revenues	25.8	74.2	—	—	100.0

Total	32.4%	67.6%	—%	—%	100.0%

BUSINESS HIGHLIGHTS

In the second quarter of 2006, Hurray! has taken the following counter measures in anticipation of new operator policies to be implemented in the third quarter:

•	Boosted up our per use based services in terms of interactiviness, freshness, and promotion effort, to increase user ARPU

•	Strengthened quality, stickness, and brandname of our subscription services, to encourage continued subscriptions by our users

•	Stepped up our effort on operator independent marketing and promotions such as direct TV advertising and TV interactive programs

•	Implemented effective costs and expense control to improve profitability

We already began to see breakthroughs and positive impact from above measures and are confident that our wireless value added services business will withstand impact of new operator policies in the third quarter and resume growth afterward.

In the second quarter, Hurray! continued executing its music production and distribution strategy, with the following highlights:

•	Hurray! released a series of new songs, including:

✓	“Smells Good All Over” (Xiang Piao Piao) by Xiang Xiang of Hurray! Freeland Music

✓	“Hurt Me No More” (Bu Yao Zai Lai Shang Hai Wo) by Zhang Zhenyu of Hurray! Freeland Music

✓	“Give Me Up For Your Love” (Wo Yong Suo You Bao Da Ai) by Jane Zhang of Huayi Brothers Music

✓	“Looking For Li Huizhen” (Xun Zhao Li Hui Zhen) by Li Huizhen of Huayi Brothers Music

✓	“Springtime Dream” (Chun Meng) by Huang Zheng of Huayi Brothers Music

✓	“I Love World Cup” (Wo Ai Shi Jie Bei) by Huang Zheng of Huayi Brothers Music

✓	“Na Na” (Na Na) by Xie Na of Huayi Brothers Music

✓	“Song of Yue People” (Yue Ren Ge) by Zhou Xun of Huayi Brothers Music

•	Hurray! signed up a number of new and top tier artists, including:

✓	Ai Dai, a popular MTV hostess from Viacom China, by Hurray! Freeland Music

✓	Zhou Xun, a famous TV star and singer in China, by Huayi Brothers Music

✓	Xie Na, a popular TV hostess of Hunan Satellite TV, by Huayi Brothers Music

•	Hurray! launched successful marketing programs to promote the new releases simultaneously over Internet and wireless platforms. Consequently, “Smells Good All Over”, “Hurt Me No More”, and “Give Me Up For Your Love” became popular hits in the second quarter and ranked top 10 for many consecutive weeks in the second quarter on both China Mobile’s music portal and Baidu’s music search platform

•	Hurray! started exploring offline distribution of digital music through retail shops and CD stores, to supplement existing wireless and Internet music distribution and promotion platforms,

•	Music related revenues from ringtone, ringbacktone, and truetone downloads or playbacks embedded in our WAP, MMS, SMS, IVR and RBT services have grown to approximately 47.0%, or $7.8 million, of total wireless value-added services revenues for the quarter.

•	Total music related revenues, representing revenues from our recorded music and our wireless value-added services with music content, were $9.2 million or about 50.0% of total revenues for the quarter.

“Hurray! has made remarkable progress toward becoming a leading digital music production and distribution house in China. The challenging operating environment for wireless value added services will motivate us even more to accelerate our music strategy. We will drive hard for continued organic and non-organic growth of our music business going forward.” commented Mr. Wang.

Business Outlook

For the third quarter 2006, Hurray! expects its total consolidated revenues to be between $16.0 and $17.0 million, reflecting our latest assessment of the impact of new operator policies implemented starting from the third quarter.

Share Repurchase Program

In April 2006, Hurray!’s shareholders authorized the repurchase of up to $15 million worth of the company’s ADS. As of August 17, 2006, Hurray! has repurchased 792,600 ADS pursuant to such authorization at an average cost of $6.27 per ADS, for a total cost of $5 million.

Business Optimization Program

Hurray! will continue investing in areas with promising and sustainable revenue growth while further reducing costs and expenses in areas that are significantly affected by new regulations and operator policies in the third quarter.

Note to the Financial Information

The financial information in this press release has been extracted from the financial information prepared using the recognition and the measurement basis of accounting principles generally accepted in the United States of America.

Conference Call

The company will host a conference call to discuss the second quarter results at

Time:	9:00 pm Eastern Standard Time on August 17, 2006
or 9:00 am Beijing/Hong Kong Time on August 18, 2006

The dial-in number:	866-314-5050 (US)
617-213-8051 (international)
Password: 29326842

A replay of the call will be available from August 17, 2006 until August 24, 2006 as follows:

888-286-8010 (US)
617-801-6888 (international)
PIN number: 40766423

Additionally, a live and archived web cast of this call will be available at:

http://phx.corporate-ir.net/playerlink.zhtml?c=187793&s=wm&e=1361556 or http://www.hurray.com/english/home.htm

About Hurray! Holding Co., Ltd.

Hurray! is a leading provider of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through SMS, IVR, RBT, WAP, MMS and Java wireless value-added services platforms over mobile networks and through the Internet. The company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.

In addition, Hurray! is a leader in artist development, music production and offline and online distribution in China through its majority controlled record labels Huayi Brothers Music and Hurray! Freeland Music.

Hurray! also designs, develops, sells and supports a service provisioning and management software for mobile operators in China to manage wireless value-added services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s wireless value-added services market; changes in technology and consumer demand in this market; the risk that Hurray! may not be able to control its expenses in future periods; Hurray!’s ability to succeed in the music development, production and distribution business, with which it has only limited experience; changes in the policies of the mobile operators in China or the laws governing wireless value-added services; the state of Hurray!’s relationships with China’s mobile operators and the risk that Hurray! may be subject to further sanctions and penalties from them in future periods; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Hurray! does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Hurray! Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of June 30, 2006	As of December 31, 2005(1)
	(Unaudited)
	(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$71,460	$75,959
Accounts receivable	16,030	18,089
Prepaid expenses and other current assets	2,194	1,859
Amount due from related parties	694	—
Inventories	484	437

Total current assets	90,862	96,344

Deposits and other non-current assets	653	1,502
Property and equipment, net	2,340	2,536
Acquired intangible assets, net	6,324	3,312
Goodwill	27,534	23,026
Non-current deferred tax assets	154	140

Total assets	$127,867	$126,860

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$4,095	$3,731
Acquisition payable	43	154
Accrued expenses and other current liabilities	2,831	3,210
Amount due to a related party	8	202
Income tax payable	274	90
Deferred tax liability	503	248

Total current liabilities	7,754	7,635

Minority interests	3,103	605

Shareholders’ equity:
Ordinary shares	112	111
Additional paid-in capital	72,624	77,336
Retained earnings	42,526	39,899
Accumulated other comprehensive income	1,748	1,274

Total shareholders’ equity	117,010	118,620

Total liabilities and shareholders’ equity	$127,867	$126,860

(1)	December 31, 2005 balances were extracted from audited financial statements.

Hurray! Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended		For the six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(in thousands of U.S. dollars, except share and per share data)		(in thousands of U.S. dollars, except share and per share data)
Revenues:
2G services	$8,415	$4,594	$14,948	$8,125
2.5G services	8,148	8,793	16,076	18,197
Software and system integration services	368	1,606	1,014	3,584
Recorded music	1,371	—	2,878	—

Total revenues	18,302	14,993	34,916	29,906

Cost of revenues:
2G services	6,555	2,175	11,586	3,897
2.5G services	4,039	3,593	8,459	7,684
Software and system integration services	188	355	672	941
Recorded music	745	—	1,520	—

Total cost of revenues	11,527	6,123	22,237	12,522

Gross profit	6,775	8,870	12,679	17,384

Operating expenses:
Product development	606	638	1,245	1,148
Selling and marketing	3,031	2,521	5,852	4,506
General and administrative	1,863	1,200	3,673	1,736

Total operating expenses	5,500	4,359	10,770	7,390

Income from operations	1,275	4,511	1,909	9,994

Other income, net	77	335	251	971
Interest income, net	685	322	1,304	342
Income tax expense	(208)	(155)	(531)	(714)
Minority interests	(124)	—	(306)	—

Net income	$1,705	$5,013	$2,627	$10,593

Earnings per share, basic	$0.0008	$0.0023	$0.0012	$0.0054
Earnings per ADS, basic	$0.08	$0.23	$0.12	$0.54
Earnings per share, diluted	$0.0008	$0.0022	$0.0012	$0.0053
Earnings per ADS, diluted	$0.08	$0.22	$0.12	$0.53
Shares used in calculating basic earnings per share	2,226,195,551	2,190,275,204	2,228,014,674	1,967,744,285
ADSs used in calculating basic earnings per ADS	22,261,956	21,902,752	22,280,147	19,677,443
Shares used in calculating diluted earnings per share	2,250,392,981	2,229,032,723	2,248,124,811	2,006,501,804
ADSs used in calculating diluted earnings per ADS	22,503,930	22,3290,327	22,481,248	20,065,018

The use of non-GAAP financial measures:

To supplement its consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”) in the United States, Hurray! uses non-GAAP measures of operating results and net income, including in this press release earnings before interest, taxes, depreciation and amortization, and before stock-based compensation expense (“adjusted EBITDA”), which are adjusted from results based on GAAP to exclude certain expenses. Hurray!’s management believes the use of these non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses that are not indicative of the Company’s core operating results. These non-GAAP financial measures also facilitate management’s internal comparisons to Hurray!’s historical performance and our competitors’ operating results. Hurray! believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Please see below financial table for a reconciliation of adjusted EBITDA.

Reconciliation of net income under GAAP to adjusted EBITDA for the following periods:

	For the three months ended		For the six months ended
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	(in thousands of U.S. dollars, except share and per share data)		(in thousands of U.S. dollars, except share and per share data)
Net income	$1,705	$5,013	$2,627	$10,593
Add:
Interest expense	—	—	—	27
Income tax expense	208	155	532	715
Depreciation and amortization	878	508	1,771	1,012
Non-cash stock compensation expense	138	21	229	21
Less:
Interest income	(685)	(322)	(1,304)	(370)

Adjusted EBITDA	$2,244	$5,375	$3,855	$11,998

For more information, please contact:

Phoebe Meng

Investor Relations Manager

Tel: 8610-84555566 x 5532

yfmeng@hurray.com.cn

Source: Hurray! Holding Co., Ltd.